SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 18, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI and Oakland Housing Authority Sign Contract
To Serve U.S. Department of Housing and Urban Development

Cleveland, Ohio - May 18, 2004 - The Oakland Housing Authority (OHA) (Ca.) and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), announced today the signing of a five-year business process services outsourcing contract valued at US$45 million to serve the U.S. Department of Housing and Urban Development (HUD) in Northern California.

Under the contract with OHA, CGI will provide start-up, contract administration and payment services for site-based multi-family housing assistance payments (HAP) throughout Northern California. The award is part of the HUD 2020 reform plan under which HUD contracts with qualified housing authorities throughout the country to administer the HAP contracts.

“Our goal in this partnership is to assure that HUD contracts are administered accurately and that the families we serve have safe and decent housing. CGI has demonstrated its track record in public housing administration and its business process services expertise to help us meet our goal,” said Jon Gresley, executive director of OHA. CGI also has the contract to serve the state of Ohio.

Joseph Saliba, CGI’s president, business process services, said, “We are pleased that our reputation both in public housing administration and business process services has resulted in this partnership. We look forward to delivering quality and value to the Oakland Housing Authority and to HUD.”

About Oakland Housing Authority
Created in 1938, the Oakland Housing Authority, with 3,308 units of public housing and nearly 11,000 units of Section 8, is the third largest housing authority in the State of California. The Authority has a long and successful record of administering leased housing and housing subsidy programs since the inception of Section 23 programs in 1968. The Authority collaborated with other Bay Area public housing authorities (PHAs) to create one of the most “mobile and portable” Section 8 programs, exchanging thousands of participants with a large number of surrounding and distant jurisdictions, and leading the movement to absorb clients rather than bill other PHAs. The Authority has also pioneered in applying for and successfully operating service enhanced programs for special needs populations. Website: www.oakha.org

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at March 31, 2004, CGI’s order backlog was CDN$12.0 billion (US$9.1 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Oakland Housing Authority
Sharon Harrison Brown, deputy executive director, (510) 874-1661

CGI
Investor relations

Julie Creed, vice-president, investor relations, (312) 201-4803
Ronald White, director,investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: May 19, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary